As filed with the Securities and Exchange Commission on March 24, 2014

Registration No. 333-178352

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 3

To

FORM S-1

Registration Statement

Under

The Securities Act of 1933

LPATH, INC.

(Exact name of Registrant as specified in its Charter)

Nevada	2836	16-1630142
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code)	Identification No.)

Scott R. Pancoast
Chief Executive Officer
4025 Sorrento Valley Blvd.	4025 Sorrento Valley Blvd.
San Diego, California 92121	San Diego, California 92121
Phone: (858) 678-0800	Phone: (858) 678-0800
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)	including area code of agent for service)

Copies to:

Jeff Thacker, Esq.	John D. Hogoboom, Esq.
DLA Piper LLP (US)	Lowenstein Sandler PC
4365 Executive Drive, Suite 1100	65 Livingston Avenue
San Diego, California 92121	Roseland, NJ 07068
Tel: (858) 677-1400	Tel: (973) 597-2500
Fax: (858) 677-1401	Fax: (973) 597-2400

Approximate date of commencement of proposed sale to public:  As soon as practicable after the effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a
smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The registrant is filing this Post-Effective Amendment No. 3 to Form S-1 (this “Post-Effective Amendment No. 3”) to update its Registration Statement on Form S-1 (Registration No. 333-178352) (the “Initial Registration Statement”) to incorporate by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which the registrant filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2014.

The SEC declared the Initial Registration Statement effective on February 14, 2012 in connection with the registrant’s March 9, 2012 offering of Units.  Each Unit consisted of one share of the registrant’s Class A common stock and a warrant to purchase 0.5 of a share of the registrant’s Class A common stock.  The SEC declared Post-Effective Amendment No. 1 to the Initial Registration Statement effective on May 9, 2012 and Post-Effective Amendment No. 2 to the Initial Registration Statement effective on April 25, 2013.

This Post-Effective Amendment No. 3 registers the issuance of up 912,526 shares of the registrant’s Class A common stock issuable upon exercise of outstanding warrants that were issued as part of the March 9, 2012 offering.

No additional securities are being registered under this Post-Effective Amendment No. 3.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 24, 2014

PROSPECTUS

912,526 Shares of Class A Common Stock

Issuable Upon Exercise of Outstanding Warrants

We are offering up to 912,526 shares of our Class A common stock issuable upon exercise of outstanding warrants which we issued in a registered offering on March 9, 2012. 882,776 of the warrants have an exercise price of $7.70 per share; and 29,750 warrants have an exercise price of $5.25 per share, which were issued to our placement agents and advisors. Any proceeds received by us from the exercise of the warrants will be used for general corporate purposes.

Our common stock is traded on the NASDAQ Capital Market under the symbol “LPTN.” On March 20, 2014, the closing sale price of our common stock on the Nasdaq Capital Market was $4.84 per share.

Our business and an investment in our securities involve significant risks. See “Risk Factors” beginning on page 5 of this prospectus to read about factors that you should consider before making an investment decision.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2014

This prospectus is part of a registration statement on Form S-1 that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). Under this registration process, holders of the warrants we issued in our registered offering on March 9, 2012 may, from time to time, acquire, sell or otherwise dispose of up to 912,526 shares of our common stock.  The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus.  The registration statement, including the exhibits, can be read on the SEC’s website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any applicable prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of the date such information is presented or in any applicable prospectus supplement. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained by reference to this prospectus is correct as of any time after its date.

This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

All share and per share numbers in this prospectus reflect the one for seven reverse stock split that became effective on October 9, 2012.

In this prospectus, (i) “Lpath,” “the Company,” “we,” “us,” and “our” refer to Lpath, Inc., a Nevada corporation, unless the context otherwise requires; (ii) references to “Lpath Therapeutics” or “LTI” refer to Lpath Therapeutics, Inc., our wholly owned subsidiary; and (iii) references to “common stock” or “Class A common stock” refer to the Company’s Class A common stock, par value $0.001 per share.

We own or have rights to use the trademarks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this prospectus include: Lpath™, ASONEP™, iSONEP™, Lpathomab™,  Sphingomab™, and ImmuneY2™ which may be registered or trademarked in the United States. Each trademark or trade name of any other company appearing in this prospectus is, to our knowledge, owned by such other company.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements of our expectations, intentions, plans, and beliefs that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are intended to come within the safe harbor protection provided by those sections. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “estimate,” “project,” “intend,” “forecast,” “anticipate,” “plan,” “planning,” “expect,” “believe,” “will,” “will likely,” “should,” “could,” “would,” “may” or words or expressions of similar meaning. All such forward-looking statements involve risks and uncertainties, including, but not limited to:

•                  Our interpretation of the results of the pre-clinical and clinical trials for our product candidates.

•                  Our ability to successfully complete additional clinical trials on a timely basis and obtain regulatory approvals for one or more of our product candidates.

•                  The potential biological effects and indications for our product candidates.

•                  The market opportunity for our product candidates.

•                  Our ability to complete additional discovery and development activities for drug candidates utilizing our proprietary ImmuneY2 drug discovery process.

•                  Our ability to satisfy the terms of our agreement with Pfizer Inc. (or any third party who acquires Pfizer’s rights).

•                  The period of time for which our existing cash will enable us to fund our operations.

•                  The amount and timing of our future operating expenses.

In addition to the items described in this prospectus under the heading “Risk Factors,” many important factors affect our ability to achieve our stated objectives and to successfully develop and commercialize any product candidates, including, among other things:

•                  The results of our pre-clinical testing and our clinical trials may not support either further clinical development or the commercialization of our drug candidates.

•                  We may not successfully complete additional clinical trials for our product candidates on a timely basis, or at all.

•                  None of our drug candidates has received regulatory approval at this time, and we may fail to obtain required governmental approvals for our drug candidates.

•                  We have a history of net losses and we may never achieve or maintain profitability.

•                  We may not be successful in maintaining our commercial relationship with Pfizer Inc. (or any third party who acquires Pfizer’s rights).

•                  We may not be able to obtain substantial additional financial resources in order to carry out our planned activities beyond the first quarter of 2015.

•                  Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Therefore, investors are cautioned that the forward-looking statements included in this prospectus may prove to be inaccurate and our actual results or performance may differ materially from any future results or performance expressed or implied by the forward-looking statements. In light of the significant uncertainties inherent to the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation or warranty by us or any other person that our objectives and plans will be achieved in any specified time frame, if at all. These forward-looking statements represent beliefs and assumptions only as of the date of this prospectus. Except to the extent required by applicable laws or rules, we do not intend to update any forward-looking statements contained herein or to announce revisions to any of such forward-looking statements to reflect new information or future events or developments.

ii

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. Because it is a summary, it does not contain all of the information you should consider before making an investment decision. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, and the information incorporated herein by reference.

Overview

We are a biotechnology company focused on the discovery and development of lipidomic-based therapeutic antibodies, an emerging field of medical science that targets bioactive signaling lipids to treat a wide range of human diseases. We have two product candidates that are currently in clinical development, and one in pre-clinical evaluation.

iSONEP

iSONEP™ is the ocular formulation of sonepcizumab, a humanized monoclonal antibody (“mAb”) against sphingosine-1-phosphate (“S1P”). Sphingomab™ is the original mouse version of this monoclonal antibody. iSONEP is administered by intravitreal injection, and has demonstrated multiple mechanisms of action in ocular models of disease, including anti-angiogenesis, anti-inflammatory, anti-fibrotic and anti-vascular permeability. This combination of mechanisms would suggest: (i) iSONEP might have a comparative advantage over currently marketed products for “wet” age-related macular degeneration (“wet AMD”) and (ii) iSONEP might demonstrate clinical efficacy in a broad range of retinal diseases where there is currently a significant unmet medical need, including diabetic retinopathy, dry AMD, and glaucoma-related surgery.

In 2009, we completed a Phase 1 clinical trial in which iSONEP was evaluated in patients with wet AMD. In that trial, iSONEP met its primary endpoint of being well tolerated in all 15 patients at dose levels ranging from 0.2 mg to 1.8 mg per intravitreal injection. No drug-related serious adverse events were reported in any of the patients. Positive biological effects were also observed in some patients in this clinical study, the most common being regression in choroidal neovascularization (“CNV”), which is the underlying cause of the disease that eventually leads to degeneration of the macula. Most of these positive effects appear to be largely independent of the effects seen when patients undergo treatment with the drugs that are in current use for the treatment of wet AMD.

In December 2010, we entered into an agreement providing Pfizer Inc. with an exclusive option for a worldwide license to develop and commercialize iSONEP (the “Pfizer Agreement”). Under the terms of that agreement, Pfizer provided Lpath with an upfront option payment of $14 million and agreed to share the costs of the planned Phase 1b and Phase 2a clinical trials. Following completion of the two clinical trials, Pfizer has the right to exercise its option for worldwide rights to iSONEP. If Pfizer exercises its option, Lpath will be eligible to receive an option fee as well as development, regulatory and commercial milestone payments. In addition, if iSONEP eventually becomes a commercial product, Lpath will be entitled to receive tiered double-digit royalties based on sales of iSONEP.

Pursuant to the terms of the Pfizer Agreement, in September 2011 we began a Phase 1b/2a clinical trial of iSONEP in patients with retinal pigment epithelium detachment (“PED”) (the”PEDigree trial”), a persistent complication in patients with the occult form of wet AMD. In October 2011, we also began a larger Phase 2a clinical trial, to test iSONEP as a treatment for wet-AMD in a broader population of patients, namely, those wet-AMD patients without PED (the “Nexus trial”).

In January 2012, the Food and Drug Administration (FDA) placed the PEDigree and Nexus trials on clinical hold following a determination by the FDA that the fill-and-finish contractor that had filled the iSONEP clinical trial vials was not in compliance with the FDA’s current Good Manufacturing Practice (‘‘cGMP’’) standards during the time period it provided those services to us. Thereafter, we manufactured new iSONEP drug substance with an alternate fill-and-finish contractor and resumed dosing patients in the Nexus trial in September 2012.

As a result of the clinical hold and the requirement to manufacture new drug substance, the projected costs to complete the iSONEP trials increased significantly and Pfizer requested the Company to consider potential alternatives to reduce the increased costs of the iSONEP trials. In December 2012, Lpath and Pfizer amended the Pfizer Agreement to among other things, reflect the parties’ agreement to discontinue the PEDigree trial and to focus on the Nexus trial. The parties agreed to continue to pursue and share the cost of the iSONEP trials, including any costs associated with discontinuing the PEDigree trial.

In October 2013, Lpath announced that it had received notice from Pfizer that Pfizer would be seeking to divest certain ophthalmology research and development assets, including Pfizer’s rights and obligations under the Pfizer Agreement.  Lpath presented offers to Pfizer to reacquire those rights. However, in December 2013, Pfizer informed Lpath that its offers were not competitive with other offers.  Therefore, Lpath believes that a number of third parties may have an interest in acquiring Pfizer’s rights. Acquisition of Pfizer’s rights and obligations under the terms of the Pfizer Agreement by a third party would not affect the terms of the Pfizer Agreement, as the existing rights and obligations currently held by Pfizer will be assumed by the third party or remain with Pfizer based on the terms of the agreement between Pfizer and the third party.

As of December 31, 2013, Pfizer had paid the Company $20.0 million pursuant to the terms of the Pfizer Agreement, including the $14 million upfront payment. The amendment to the Pfizer Agreement did not modify the Company’s obligation to fund $6.0 million of Nexus trial expenses, which it completed during 2013. The terms of the Pfizer Agreement specify that, since the Company has fulfilled its funding obligation, Pfizer (or any third party who acquires Pfizer’s rights) will fund the remaining expenses necessary to complete the Nexus trial.

As of March 14, 2014, 135 patients have been enrolled in the Nexus trial, with 25 additional patients required to complete enrollment. The Company expects to complete dosing the last Nexus trial patient during the second half of 2014. The actual time required to complete our clinical trials will depend upon a number of factors outside of our direct control, including those discussed in “Risk Factors — We may have delays in completing our clinical trials, and we may not complete them at all.”

Following completion of the Nexus study, Pfizer (or any third party who acquires Pfizer’s rights) has the right to exercise the option for a worldwide license to iSONEP for an undisclosed option fee and, if Pfizer (or any third party who acquires Pfizer’s rights) exercises its option, the Company will be eligible to receive development, regulatory and commercial milestone payments that could total up to $497.5 million. In addition, the Company will be entitled to receive tiered double-digit royalties based on sales of iSONEP.

ASONEP

ASONEP™ is the systemic formulation of sonepcizumab. In the first quarter of 2010, we completed a Phase 1 clinical trial in which ASONEP was evaluated in very late-stage cancer patients. In that trial, ASONEP was well tolerated at all dose-levels ranging from 1 mg/kg to 24 mg/kg., other than minor infusion-related reactions observed at the highest dose. More than half the patients that completed the initial four-treatment evaluation period showed stable disease, and durable stable disease was observed in several patients.

Based on ASONEP’s safety profile and the observation of stable disease in several late-stage cancer patients, we believe that further investigation of ASONEP for efficacy in Phase 2 clinical trials is warranted.  In collaboration with Beth Israel Deaconess Medical Center, Lpath has demonstrated efficacy of ASONEP in preclinical models of a form of human kidney cancer called renal cell carcinoma. We are collaborating with investigators at several medical research institutions on a Phase 2 clinical trial testing ASONEP as a treatment for renal cell carcinoma. The protocol for this Phase 2 study specifies that the number of patients in the study will be at least 37, with a maximum of 54.  As of March 14, 2014, 20 patients have been enrolled in the study. We expect that at least 37 patients will complete the study by the end of 2014.

As part of the Pfizer Agreement, Lpath has granted to Pfizer (or any third party who may acquire Pfizer’s rights) a time-limited right of first refusal for ASONEP, which period ends when the iSONEP Nexus clinical trial is completed.

Lpathomab

Lpathomab™, our pre-clinical product candidate, is a mAb against lysophosphatidic acid (“LPA”), a key bioactive lipid that has long been recognized as a significant promoter of cancer-cell growth and metastasis in a broad range of tumor types. Published research has also demonstrated that LPA is a significant contributor to neuropathic pain and traumatic brain injury, and plays a key role in pulmonary fibrosis. We have selected the clinical candidate mAb from among three humanized mAbs that inhibit LPA. These mAbs were tested against each other in various models of human disease to determine which mAb would be most likely to succeed in clinical trials. We are now engaged in the antibody manufacturing process development activities and expect to complete Investigational New Drug (“IND”) enabling studies in 2014. We plan to file the IND in early 2015, and begin testing Lpathomab in clinical trials thereafter.

ImmuneY2™ Technology

We believe we are the only company to have developed functional therapeutic monoclonal antibodies against any bioactive lipid, of which there are estimated to be 1,000 or more. We produced these unique antibodies using our ImmuneY2™ technology, a series of proprietary processes we have developed. We are currently applying the ImmuneY2 process to other bioactive lipids that are validated targets for disease treatment, thereby expanding our potential pipeline of novel monoclonal antibody-based drug candidates.

We have a strong intellectual-property position in the bioactive-lipid area, with 82 issued patents, including 53 foreign patents, and 114 patent applications, including 88 foreign patent applications.  Most of these patents were developed in-house based on our pioneering research on bioactive lipid signaling. Our research partners to date include the UCLA Brain Injury Research Center, the M.D. Anderson Cancer Center, Johns Hopkins University, the Harvard Medical School, the University of Florida College of Medicine, the University of California — San Diego, the French National Centre for Scientific Research, the Center for Eye Research Australia, the University of Melbourne, Australia, the Beth Israel Deaconess Medical Center, the Walter Reed Army Institute for Research, the Medical University of South Carolina, the Virginia Commonwealth University, and the University of Kentucky.

Risks Associated with Our Business

Investing in our common stock involves substantial risk. Before acquiring shares of our common stock, you should carefully consider all of the information in this prospectus and in any information incorporated herein by reference, including risks discussed in “Risk Factors” below. A few of our most significant risks are:

•                  We are in the early stages of drug development, and we may be unable to generate significant revenues and may never become profitable.

•                  We will require, and may not be able to obtain, substantial additional financial resources in order to carry out our planned activities.

•                  We may not be successful in maintaining our commercial relationship with Pfizer or any third party who may acquire Pfizer’s rights under the Pfizer Agreement and even if we do maintain our commercial relationships, they may not be successful.

•                  We may have delays in completing our clinical trials and we may not complete them at all.

•                  We may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls.

•                  We must obtain governmental approval for each of our products, which is an expensive and complicated process in which any number of problems could arise that would adversely affect our business.

•                  The results of our clinical trials may not support either further clinical development or the commercialization of our product candidates.

•                  Our products could infringe patent rights of others, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages or limit our ability to commercialize our products.

Corporate Information

We are incorporated in the State of Nevada.  Lpath Therapeutics Inc., our predecessor company, was incorporated in September 1997 and commenced operations in January 1998.  Our principal offices and research facilities are located at 4025 Sorrento Valley Boulevard, San Diego, California 92121, and the phone number for our principal offices is (858) 678-0800.

Additional information about us can be found on our website at www.Lpath.com, and in our periodic and current reports filed with the Securities and Exchange Commission (“SEC”).  Copies of our current and periodic reports filed with the SEC are available at the SEC Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and online at www.sec.gov and our website at www.Lpath.com.  Please note that the information on our website is not incorporated by reference in this prospectus.

The Offering

Key Facts of the Offering

Issuer:	Lpath, Inc.
Class A common stock being offered by us:	912,526 shares of Class A common stock issuable upon exercise of outstanding warrants.
Warrant exercise price:	882,776 of the warrants have an exercise price of $7.70 per share and 29,750 warrants have an exercise price of $5.25 per share.
Warrant exercisability and expiration:	The warrants are currently exercisable and expire on March 9, 2017.
Class A common stock outstanding after this offering:	16,093,145 shares.(1)
Use of Proceeds:

We currently intend to use the net proceeds from the exercise of the warrants for general corporate purposes. We intend to prioritize our future expenditures on the continued development of our current lead product candidates and the pre-clinical development of our Lpathomab product candidate. See the section entitled “Use of Proceeds” in this prospectus.

NASDAQ Symbol:	LPTN
Trading:

The Company’s shares of Class A common stock currently trade on the NASDAQ Capital Market. There is no established trading market for the warrants and we do not intend to list the warrants on any exchange or other trading system.

Risk Factors:

Investing in our securities involves a high degree of risk and purchasers of our securities may lose their entire investment. See “Risk Factors” below and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

(1)         The number of shares of our common stock outstanding is based on the number of shares of our Class A common stock outstanding as of March 19, 2014, including the 912,526 shares issuable hereunder. This number does not include:

•                  48,323 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $5.59 per share, including the warrants held by the selling security holders.

•                  807,901 shares of common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $4.34 per share issued under our equity incentive plans prior to this offering.

•                  654,784 shares of common stock issuable upon (i) vesting and (ii) attainment of the delivery date of outstanding restricted stock units issued under our equity incentive plans prior to this offering.

•                  462,701 shares of our common stock which remain available for grant and possible subsequent issuance under our equity incentive plans.

Unless otherwise indicated, all information in this prospectus assumes that no options, warrants, shares of common stock or rights exercisable or convertible into shares of common stock were issued after March 19, 2014, and no outstanding options or warrants were exercised and no restricted stock units vested after March 19, 2014.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus and the information we incorporate herein by reference, before you decide to buy our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our operations. If any of the following risks actually occur, our business would likely suffer and the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks primarily associated with our business:

We are in the early stages of drug development, and we may be unable to generate significant revenues and may never become profitable.

We are in the early stages of drug development, and have not received FDA approval for marketing any of our drug candidates. We have generated approximately $40.5 million in revenues from inception through December 31, 2013 and, as of December 31, 2013, we had an accumulated deficit of approximately $49.5 million.  We expect to incur significant operating losses for the foreseeable future as we continue to develop and seek regulatory approval for our drug candidates.  We cannot provide any assurance that any of our drug candidates will prove to be clinically significant or will receive regulatory approval. Even if the drug candidates were to receive any regulatory approval, there can no assurance that we could provide for their effective marketing and sales, either by ourselves or in partnership with others. In addition, we cannot provide any assurance that Pfizer (or a third party who may acquire Pfizer’s rights) will not terminate the Pfizer Agreement, or that Pfizer (or a third party who may acquire Pfizer’s rights) will exercise its option for worldwide commercial rights to iSONEP.  Consequently there can be no assurance that we will ever achieve profitability and, even if we achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. Accordingly, our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in an early stage of drug development.

We will require, and may not be able to obtain, substantial additional financial resources in order to carry out our planned activities.

As they are currently planned, we estimate that our ongoing drug discovery and development efforts, including general and administrative expenses, will require Lpath to expend approximately $26 million from December 31, 2013 through the first quarter of 2015. As of December 31, 2013, we had cash and cash equivalents totaling $11.9 million. In addition, from January 1, 2014 to March 14, 2014, we have received net proceeds of $7 million from the issuance of common stock in “at-the-market” sales pursuant to the at-the-market sales agreement we entered into in August 2013. Additional near-term sources of cash include our accounts receivable of $1.3 million and funding under the terms of the Pfizer Agreement to support our Nexus clinical trial, as well as $0.5 million of unexpended funding remaining on NIH grants awarded to the company. We believe these funds should be sufficient to fund our planned drug discovery and development activities through the first quarter of 2015.

Based on our current plans and available resources, we will be required to secure additional capital to continue to fund our planned drug discovery and development projects beyond the first quarter of 2015. In addition, our expenses may exceed our current plans and expectations.  For example, we believe we have adequate supplies of clinical material to complete the Phase 2 clinical trial for iSONEP, and we also believe we have enough clinical material to meet the requirements of the ASONEP Phase 2 clinical trial through 2014.  However, depending on various factors, including the stability of the drug product and the length of time that patients remain on the study, we may need to manufacture additional clinical material to complete the ASONEP Phase 2 clinical trial.

If Pfizer (or a third party who may acquire Pfizer’s rights) elects to exercise its option to continue the clinical development of iSONEP beyond the current Nexus clinical trial, the terms of the Pfizer Agreement provide that we will receive additional funding that we may use to support our operations beyond the first quarter of 2015.  However, we cannot assure you that we will be successful in maintaining our commercial relationship with Pfizer (or a third party who may acquire Pfizer’s rights), that Pfizer (or that a third party who may acquire Pfizer’s rights) will exercise its option to commercialize iSONEP prior to the end of first quarter of 2015 or at all, or that iSONEP will achieve the developmental, regulatory, and commercial milestones necessary to entitle us to future payments under the Pfizer Agreement on a timely basis, or at all.

We expect that we will be required to issue additional equity or debt securities or enter into other commercial arrangements, including relationships with corporate and other partners, to secure the additional financial resources to support our development efforts and future operations. We may not be successful in obtaining funding from new or existing collaboration or license agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or to our stockholders. Having insufficient funds may require us to delay, scale back, or eliminate some or all of our development programs, relinquish some or even all rights to product candidates at an earlier stage of development, or renegotiate less favorable terms than we would otherwise choose. For example, in the future, we could determine to delay or scale back some of our planned drug discovery and development projects to extend our runway beyond the first quarter of 2015.  Failure to obtain adequate financing could eventually adversely affect our ability to operate as a going concern. If we raise additional funds from the issuance of equity securities, substantial dilution to our existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

We may not be successful in maintaining our commercial relationship with Pfizer or any third party who may acquire Pfizer’s rights under the Pfizer Agreement and even if we do maintain our commercial relationships, they may not be successful.

In December 2010, we entered into the Pfizer Agreement, which provides Pfizer with an exclusive option for a worldwide license to develop and commercialize iSONEP. In October 2013, we announced that we had received notice from Pfizer that Pfizer would be seeking to divest certain ophthalmology research and development assets, including Pfizer’s rights and obligations under the Pfizer Agreement.  We presented offers to Pfizer to reacquire those rights. However, in December 2013, Pfizer informed us that our offers were not competitive with other offers.  Therefore, we believe that a number of third parties may have an interest in acquiring Pfizer’s rights. Acquisition of Pfizer’s rights and obligations under the terms of the Pfizer Agreement by a third party would not affect the terms of the Pfizer Agreement, as the existing rights and obligations currently held by Pfizer will be assumed by the third party or remain with Pfizer based on the terms of the agreement between Pfizer and the third party.

We cannot assure you that Pfizer (or a third party who may acquire Pfizer’s rights) will not decide to terminate the Pfizer Agreement early, we will not experience further delays in our clinical trials, that Pfizer (or any third party who may acquire Pfizer’s rights) will exercise the option to commercialize iSONEP, or that iSONEP will achieve the developmental, regulatory and commercial milestones that would entitled us to future payments under the Pfizer Agreement.  We also cannot assure you that we will be successful in our bid to reacquire Pfizer’s rights under the Pfizer Agreement.

Our commercial relationship with Pfizer (or any third party who acquires Pfizer’s rights) and the other collaborations we have entered into, or may enter into in the future, may not be successful due to one or more of the following:

•                  disputes with respect to payments that we believe are due under a collaboration agreement;

•                  disagreements with respect to ownership and use of intellectual property rights;

•                  unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of these activities;

•                  delay of a collaborator’s development or commercialization efforts with respect to our drug candidates;

•                  disagreements with the collaborator regarding the appropriate clinical trial protocols;

•                  termination or non-renewal of the collaboration due to the failure of our product candidate to satisfy required developmental, regulatory or commercial milestones in the view of the collaborator;

•                  demands by the collaborator to renegotiate the terms of any agreement with the collaborator; or

•                  changes in the collaborator’s business plans or financial health or other competitive or market reasons.

Further, as a result of our collaborations, we may have less control over the development, clinical testing, marketing and distribution activities performed by our collaborators than if we were performing those functions with our own facilities and employees or based on our own decisions. This lack of direct control could adversely affect the results. For example, our ability to complete the Nexus trial during the second half of 2014 depends in part on Pfizer’s decisions (or the decisions of a third party who may acquire Pfizer’s rights) regarding the clinical trial protocols and the clinical trial process.

In addition, in any collaboration, we may be required to agree not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may be able to develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations.

For example, in 2008, we entered into a License Agreement with Merck KGaA (“Merck”) pursuant to which Merck agreed to collaborate with us to develop and commercialize ASONEP (the “Merck Agreement”). In March 2010, following the completion of our Phase 1 clinical trial, Merck proposed continuing the partnership with us via an extension of the Initial Development Period (as defined in the Merck Agreement). However the terms of that proposal were rejected by Lpath’s Board of Directors as not being in the best interests of Lpath’s stockholders. Consequently, Merck notified us of their decision to terminate the Merck Agreement. Pursuant to the terms of the Merck Agreement, the termination was effective on April 24, 2010, and upon termination Merck relinquished all rights to the ASONEP program.

As another example, to help reduce the costs of the iSONEP trials the Company and Pfizer amended the Pfizer Agreement in December 2012 to among other things, reflect the parties’ agreement to discontinue the PEDigree trial and to focus on the Nexus trial.  We cannot assure you that Pfizer (or any third party who may acquire Pfizer’s rights) will not attempt to further renegotiate the terms of our existing Pfizer Agreement.

If we are not successful in maintaining our collaborations, including our relationship with Pfizer, (or any third party who may acquire Pfizer’s rights), we will need to raise significant additional funds to support our drug development programs and our business, prospects, financial condition and results of operations could be materially adversely affected.

We may have delays in completing our clinical trials and we may not complete them at all.

We have not completed the clinical trials necessary to obtain FDA approval to market iSONEP or ASONEP. The clinical trial process is also time consuming, and we do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule, or at all. We currently estimate that we will complete dosing the last Nexus trial patient during the second half of 2014.  We also expect to enroll the first cohort of 37 patients in our Phase 2 ASONEP clinical trial by the end of 2014.  However, our clinical trials, including our Nexus trial and our Phase 2 clinical trial of ASONEP, may be delayed or terminated in the future as a result of many factors, including the following:

•                  difficulty in securing centers to conduct trials;

•                  slower than expected patient enrollment or lack of a sufficient number of patients that meet the enrollment criteria for our clinical trials and our inability to change our clinical protocols to respond to such delays;

•                  patients failing to complete clinical trials due to safety issues, treatment protocol requirements, side effects, dissatisfaction with the product candidate, or other reasons;

•                  unexpected adverse reactions by patients or a temporary suspension or complete ban on trials of our products due to adverse side effects;

•                  inability or unwillingness of medical investigators to follow our clinical protocols;

•                  inability to change clinical trial protocols if we experience unexpected delays;

•                  inability to maintain or manufacture a supply of the investigational drug or the active comparators in sufficient quantities to support the trials;

•                  disagreements with our collaborators (like Pfizer) on clinical trial protocols or design;

•                  delays or failure in reaching agreement on acceptable clinical trial contracts or clinical trial protocols with prospective clinical testing sites;

•                  regulators or Institutional Review Boards may not authorize us to commence a clinical trial;

•                  regulators or Institutional Review Boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or concerns about patient safety;

•                  the FDA instituting future clinical holds on our clinical trials, and delays or failure of the FDA to remove such clinical holds;

•                  we may suspend or terminate our clinical trials if we believe that they expose the participating patients to unacceptable risks or for other reasons;

•                  difficulty in maintaining contact with patients after treatment may prevent us from collecting the data required by our study protocols;

•                  product candidates demonstrating a lack of efficacy during clinical trials;

•                  governmental or regulatory delays, changes in regulatory requirements, policy and guidelines;

•                  competition with ongoing clinical trials and scheduling conflicts with participating clinicians; and

•                  delays in completing data collection and analysis for clinical trials.

In the past, we have experienced significant delays in our clinical trials for one or more of the reasons outlined above. For example, in January 2012, the FDA placed our clinical trials on hold 2012 following a determination by the FDA that our fill-and-finish contractor that had filled the iSONEP clinical trial vials was not in compliance with the FDA’s current Good Manufacturing Practice (‘‘cGMP’’) standards during the time period it provided those services to the Company.  Thereafter, we were required to manufacture new drug product, which resulting in our inability to resume dosing patients until September 2012.

As another example, our Nexus trial has experienced slower than expected patient enrollment which has extended the anticipated completion date of that trial. With our partner Pfizer, we have taken a number of steps to attempt to accelerate the rate of patient enrollment. However, for any of the reasons mentioned above, our efforts to accelerate enrollment may not be successful. If the rate of patient enrollment does not increase, we may not complete the Nexus trial within our estimated timeframe.

Significant delays in the successful completion of our clinical trials for any of the reasons discussed above will adversely affect our business, prospects, financial condition and results of operations

In addition, we rely on academic institutions, hospitals and medical centers, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol, applicable regulations or good clinical practices. We also rely on clinical research organizations to perform our data management and analysis. They may not provide these services as required or in a timely or compliant manner. Moreover, our development costs will increase if we are required to complete additional or larger clinical trials for the iSONEP and ASONEP prior to regulatory approval. If the delays or costs are significant, our financial results and ability to commercialize our products will be adversely affected.

We may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls.

Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

•                  the time and resources required to develop our product candidates, conduct pre-clinical and clinical trials, obtain regulatory approvals, and create effective sales and marketing capabilities;

•                  the time and costs of manufacturing additional supplies of our investigational drug or obtaining the active comparators for our clinical trials;

•                  the expenses we incur for research and development required to develop our drug candidates and to maintain and improve our technology;

•                  the costs of maintaining our commercial relationship with Pfizer (or a third party who may acquire Pfizer’s rights);

•                  the costs to attract and retain personnel with the skills required for effective operations; and

•                  the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent related costs, including litigation costs and the results of such litigation.

In addition, our budgeted expense levels are based in part on our expectations concerning future revenues. However, our ability to generate any revenues depends largely on the progress of our drug candidates through clinical trials, and ultimately on receiving marketing approval from the FDA, which is difficult to forecast accurately. We may be unable to adjust our operations in a timely manner to compensate for any unexpected shortfall in revenues. As a result, a significant shortfall in our planned revenues could have an immediate and material adverse effect on our business and financial condition.

We must obtain governmental approval for each of our products, which is an expensive and complicated process in which any number of problems could arise that would adversely affect our business.

Our product candidates target lipids, as opposed to proteins, and the FDA has not previously approved any similar product. Thus, we may encounter unexpected safety, efficacy, or manufacturing issues as we seek to obtain regulatory approval, and we may never receive approval from the FDA or other governmental authorities for our drug candidates.

The development, production and marketing of our products are subject to extensive regulation by government authorities in the United States and most other developed countries. The process of obtaining approval from the FDA in the United States requires conducting extensive pre-clinical and clinical testing. We have limited experience in, and limited resources available for, regulatory and clinical activities. Any of the following events relating to the regulatory approval of our drug candidates can occur and, if any did occur, any one could have a material adverse effect on our business, financial conditions and results of operations:

•                  inability to successfully complete our clinical trials in accordance with our clinical protocols and FDA regulations;

•                  results of clinical trials not yielding sufficiently conclusive favorable data for regulatory agencies to approve the use of our products in development, or any other products we may acquire or in-license;

•                  the FDA or other regulatory authorities may place a clinical trial on clinical hold;

•                  delays, sometimes long delays, in obtaining approval for our product candidates, including, but not limited, to requests for additional clinical trials;

•                  changes in the rules and regulations governing the approval process for product candidates such as ours during the testing and review period, which can result in the need to spend time and money for further testing or review;

•                  the authorized use of any product, if approved, is more limited than required for commercial success, or approval is conditioned on completion of further clinical trials or other activities; and

•                  any approval being withdrawn, or limited, if previously unknown problems arise with our human-use product or data arising from its use.

Failure to comply with applicable regulations can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution.

The results of our clinical trials may not support either further clinical development or the commercialization of our product candidates.

Even if we complete a clinical trial as planned, their results may not support either the further clinical development or the commercialization of our product-candidates. The FDA or government authorities may not agree with our conclusions regarding the results of our clinical trials. In addition, our collaboration partners may decide that the results of our clinical trials do not support further investment by such partners. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results from any later clinical trials may not replicate the results of prior clinical trials and pre-clinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans, effective for indicated uses, or commercially viable given the competitive environment and reimbursement issues. This failure would cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.

In addition, we or the FDA may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in any INDs or the conduct of these trials. A number of companies in the biotechnology and drug development industries have suffered significant setbacks in advanced clinical trials despite promising results in earlier trials. In the end, we may be unable to develop marketable products.

Further, we have not obtained an agreement with the FDA that the design of our planned iSONEP or ASONEP studies are sufficient to lead to product approval if the results are positive. Moreover, we have not developed or reached an agreement with the FDA on the detailed statistical analysis plan that will be used to analyze the data from these clinical trials. Regulatory agencies also may approve a product candidate for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

A source of revenue, grant funds from the National Institutes for Health, may not continue to be a source of revenue in the future.

Although we have applied for many grants and thus far have been awarded many of them, the National Institutes of Health (“NIH”) may not in the future find our applications worthy of such grants. The NIH has notified all grant recipients that due to the current Congressional budget sequestration, the NIH may not issue continuation awards, or it may negotiate a reduction in the scope of our awards to meet the constraints imposed by sequestration.  Additionally, plans for new grants or cooperative agreements may be re-scoped, delayed, or canceled depending on the nature of the work and the availability of resources.

In addition, the NIH requires audits of those recipients of grant funds exceeding $500,000 in any year, a threshold that we have exceeded in 2013. Such audits test the allowability and allocation of expenditures and ultimately compliance with OMB Circular A-133 audit requirements. There can be no assurance that we will pass such an audit, and failure to pass could result in a material adverse effect on our cash flow and our business operations.

Our drug-development programs depend upon third-party researchers who are outside our control.

We depend upon independent investigators and collaborators, such as universities, medical institutions, and clinical research organizations to conduct our pre-clinical and clinical trials under agreements with us. Such agreements are often standard-form agreements typically not subject to extensive negotiation. These investigators or collaborators are not our employees, and in general we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us.

Our collaborations with outside scientific and clinical advisors may be subject to restriction and change.

We work with scientific and clinical advisors at academic and other institutions who are experts in the fields of oncology, ophthalmology, pain, traumatic brain injury, and autoimmune disorders (such as multiple sclerosis). They assist us in our research and development efforts and advise us with respect to our clinical trials. These advisors are not our employees and may have other commitments that would limit their future availability to us. Although our scientific and clinical advisors and collaborators generally agree not to engage in competing work, if a conflict of interest arises between their work for us and their work for another entity, we may lose their services, which may impair our reputation in the industry and delay the clinical development of our drug candidates.

We are dependent on third-party manufacturers, over whom we have limited control, to manufacture our products.

The manufacturing process of iSONEP, ASONEP, Lpathomab, and any other therapeutic products we may want to evaluate or commercialize involves a number of steps and requires compliance with stringent quality control specifications imposed by us and by the FDA. Moreover, our proposed products may be manufactured only in a facility that has undergone a satisfactory inspection and certification by the FDA. We do not have any manufacturing facilities ourselves and expect to rely on one or more third-party manufacturers to properly manufacture our products currently in clinical development as well as any other products we may develop or in-license. We may not be able to quickly replace our manufacturing capacity if we were unable to use a third party’s manufacturing facilities as a result of a fire, natural disaster (including an earthquake), equipment failure or other difficulty, or if such facilities are deemed not in compliance with current Good Manufacturing Practice (“cGMP”) requirements, and the noncompliance could not be rapidly rectified. For example, in January 2012, we temporarily suspended dosing patients in our PED and wet-AMD trials, because we learned from the FDA that our fill-and-finish contractor, Formatech, Inc., was not in compliance with cGMP requirements during the period in August 2010 that the iSONEP clinical vials were filled. After we suspended dosing, we were notified by the FDA that the iSONEP trials were being placed on clinical hold.  Thereafter, we were required to manufacture new drug product, which resulting in our inability to resume dosing patients until September 2012.  In addition, we may not be able to maintain our agreement with any manufacturer we select. For example, our agreement with our existing manufacturer of ASONEP and iSONEP, Laureate Pharma, Inc., (“Laureate”) expired by its terms at the end of 2012.  In 2013, Gallus BioPharmaceuticals,LLC (“Gallus”) acquired Laureate.  In the event we need to manufacture more drug supplies to support our ongoing or future clinical trials, we would undertake to renew our agreement or enter into a new agreement with Gallus.  There is no assurance, however, that we will be able to renew our agreement or enter into a new agreement with Gallus on acceptable terms, or at all. Gallus (formerly Laureate) is our single manufacturer for ASONEP and ISONEP and may not be replaced without significant effort and delay in production. A supply interruption or an increase in demand beyond our current manufacturer’s capabilities could harm our ability to manufacturer such products until new manufacturers are identified and qualified, which would have a significant adverse effect on our business and results.

Additionally, our inability or reduced capacity to have our products manufactured would prevent us from successfully evaluating or commercializing our proposed products. Our dependence upon third parties for the manufacture of our proposed products may adversely affect our profit margins and our ability to develop and deliver proposed products on a timely and competitive basis. Any delays in formulation and manufacturing objectives may cause a delay in our clinical program, and could have an adverse effect on the price of our shares.

We have a limited product and technology portfolio at the current time.

Although our clinical drug candidates, iSONEP and ASONEP, might ultimately show clinical relevance in multiple disease states, we have assessed their clinical potential only against AMD and cancer, respectively, and only in Phase 1 clinical trials with small numbers of patients and in animal models. In addition, our third product candidate, Lpathomab, is still in pre-clinical development.  There can be no assurance that any of our existing product candidates will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs or be successfully marketed.

In addition, our ImmuneY2™ process of generating monoclonal antibodies against lipid mediators may not be successful against future targets. As such, there can be no assurance that we will be able to develop a monoclonal antibody against our future targets, and thus, we may fail to generate additional clinical candidates for our pipeline.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any products we may develop, we may not be able to generate product revenue.

We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market any products that may be approved by the FDA, we must build a sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In addition, we have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. Furthermore, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

Physicians and patients may not accept and use our drugs.

Even if the FDA approves our initial lead products (or any other product we attempt to commercialize), physicians and patients may not accept and use it. Acceptance and use of any of our future products, if approved, will depend upon a number of factors including:

•                  perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•                  cost-effectiveness of our drugs or diagnostic products relative to competing products;

•                  availability of reimbursement from government or other healthcare payors for our products; and

•                  effectiveness of marketing and distribution efforts by us and our third-party collaborators, if any.

Because we expect sales of our current product candidates, if approved, to generate substantially all of our product revenues for the foreseeable future, the failure of any of these drugs to find market acceptance, subsequent to approval, would severely harm our business.

Our industry is highly competitive, so even if our products ultimately get approved by the FDA, our success depends on our ability to sustain competitive advantages.

The pharmaceutical, biopharmaceutical and biotechnology industries are very competitive, fast moving and intense, and, are expected to be increasingly so in the future. Other companies have developed and are developing drugs that, if not similar in type to our drugs, are designed to provide comparable clinical significance. Therefore, our lead products, other products we may develop, or any other products we may acquire or in-license may not be, or may not be perceived to be, the most efficacious (at all or for a majority of patients), the safest, the first to market, or the most economical to make or use. If a competitor’s product is, or is perceived to be, more advantageous than ours, for whatever reason, then we could make less money from sales, if we are able to generate sales at all.

There are many reasons why a competitor might be more successful than we are, including:

•                  Many competitors have greater financial resources and can afford more technical and development setbacks than we can.

•                  Many competitors have been in the drug-discovery and drug-development business longer than we have. They have greater experience than we have in critical areas like clinical testing, obtaining regulatory approval, and sales and marketing. This experience and their name recognition give them a competitive advantage over us.

•                  Some competitors may have a better patent position protecting their technology than we have or will have to protect our technology. If we cannot use our proprietary rights to prevent others from copying our technology or developing similar technology, then our competitive position will be harmed.

•                  Some companies with competitive technologies may move through stages of development, approval, and marketing faster than we do. If a competitor receives FDA approval before we do, then it will be authorized to sell its products before we can sell ours. Because the first company “to market” often has a significant advantage over latecomers, a second-place position could result in less-than-anticipated sales.

The United States Food, Drug, and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringed versions of a drug in order to facilitate the approval of abbreviated new drug application for generic substitutes. These same incentives also encourage manufacturers to submit new drug applications, known as 505(b)(2) applications, that rely on literature and clinical data not originally obtained by the drug sponsor. In light of these incentives and especially if our lead products (or our other drug candidates in development or any other products we may acquire or in-license) are commercially successful, other manufacturers may submit and gain successful approval for either an abbreviated new drug application or a 505(b)(2) application that will compete directly with our products. Such competition will likely cause a reduction in our revenues.

If Medicare and other third-party payors, including managed care organizations, do not provide adequate reimbursement for our drugs or our diagnostic products, if commercialized, the commercial success of our product candidates could be compromised.

Our ability to earn sufficient returns on our products will depend in part on the extent to which reimbursement for our products and related treatments will be available from third party payors, including state and federal government authorities, private health insurers and health maintenance and managed care organizations.  These third-party payors are increasingly attempting to limit both the coverage and the level of reimbursement of new drug products to contain costs. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third party payors may not establish adequate levels of reimbursement for the products that we commercialize, which could limit their market acceptance and result in a material adverse effect on our financial condition.

Reimbursement by a third-party payor may depend on a number of factors, including a payor’s determination that our product candidates, if commercialized, are: experimental or investigational; not medically necessary; not appropriate for the specific patient or clinical indication; or not cost-effective.

Reimbursement by Medicare may require a review that will be lengthy and that will be performed under the provisions of a National Coverage Decision process with payment limits as the Secretary of HHS determines appropriate. We cannot guarantee that the Secretary of HHS will act to approve any of our products, if commercialized, on a timely basis, or at all. In addition, there have been and will most likely continue to be significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. Any future changes in Medicare reimbursement that may come about as a result of enactment of healthcare reform or of deficit-reduction legislation will likely continue the downward pressure on reimbursement rates. In addition, emphasis on managed care in the United States may continue to pressure the pricing of healthcare services. In certain countries outside the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. Third party payors, including Medicare, are challenging the prices charged for medical products and services. In addition, government and other third-party payors increasingly are limiting both coverage and the level of reimbursement for many drugs and diagnostic products. If government and other third-party payors do not provide adequate coverage and reimbursement for our products, it may adversely affect our business. Since policy-level reimbursement approval is required from each private payor individually, seeking such approvals is a time-consuming and costly process. If we are unable to obtain adequate reimbursement approval from Medicare and private payors for any of our products, or if the amount reimbursed is inadequate, our ability to generate revenue will be limited.

Healthcare reform may adversely impact our business.

In addition to reimbursement pressures from third party payors, the trend toward managed healthcare in the United States, the growth of such organizations, and various legislative proposals and enactments to reform healthcare and government insurance programs, including the Medicare Prescription Drug Modernization Act of 2003, could significantly influence the manner in which pharmaceutical products are prescribed and purchased, resulting in lower prices and/or a reduction in demand. Such cost containment measures and healthcare reforms could adversely affect our ability to sell our products.

In March 2010, the United States adopted the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act (the Healthcare Reform Act). This law substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The Healthcare Reform Act contains a number of provisions that are expected to impact our business and operations, in some cases in ways we cannot currently predict. Changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, fraud and abuse and enforcement. These changes will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

Additional provisions of the Healthcare Reform Act, some of which became effective in 2011 through 2013, may negatively affect our revenues in the future. For example, the Healthcare Reform Act imposes a non-deductible excise tax on pharmaceutical manufacturers or importers that sell branded prescription drugs to U.S. government programs that we believe will impact our revenues from our products. In addition, as part of the Healthcare Reform Act’s provisions closing a funding gap that currently exists in the Medicare Part D prescription drug program, we will also be required to provide a 50% discount on branded prescription drugs dispensed to beneficiaries under this prescription drug program. We expect that the Healthcare Reform Act and other healthcare reform measures that may be adopted in the future could have a material adverse effect on our industry generally and on our ability to maintain or increase our product sales or successfully commercialize our product candidates or could limit or eliminate our future spending on development projects.

Furthermore, individual states have become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third party payors or other restrictions could negatively and materially impact our revenues and financial condition. We anticipate that we will encounter similar regulatory and legislative issues in most other countries outside the United States.

Our ability to use net operating loss carry forwards and research and development tax credits to offset future taxable income or future tax will be limited and may be limited further in the future due to changes in ownership (within the meaning of IRC Section 382) that have occurred and may occur in the future.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or IRC, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, and certain other tax assets to offset future taxable income, and an ownership change is generally defined as a cumulative change of 50% or more in the ownership positions of certain stockholders during a rolling three year period. Ownership changes may occur in the future, which could eliminate or restrict our ability to use NOL carry forwards and research and development tax credits.  Additionally, the California state government has suspended the use of existing California NOL carryforwards in some years, such as 2010 and 2011. In those years companies have not been permitted to utilize NOL carryforwards to reduce the amount of taxes payable to the state. If that fiscal policy were to continue then the California benefits could be deferred, modified, or lost.

Limitations on our ability to use NOL carry forwards and research and development tax credits to offset future taxable income could require us to pay U.S. federal and state income taxes earlier than would be required if such limitations were not in effect.

We may incur significant or currently undeterminable costs in complying with environmental laws and regulations.

We use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety or the environment. As appropriate, we will store these materials and wastes resulting from their use at our or our outsourced laboratory facility pending their ultimate use or disposal. We will contract with a third party to properly dispose of these materials and wastes. We will be subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes. We may also incur significant costs complying with environmental laws and regulations adopted in the future.

We may be subject to product liability claims.

The development, manufacture, and sale of pharmaceutical products expose us to the risk of significant losses resulting from product liability claims. Although we intend to obtain and maintain product liability insurance to offset some of this risk, we may be unable to secure such insurance or it may not cover certain proven claims against us.

We may not be able to afford to obtain insurance due to rising costs in insurance premiums in recent years. If we are able to secure insurance coverage, we may be faced with a successful claim against us in excess of our product liability coverage that could result in a material adverse impact on our business. If insurance coverage is too expensive or is unavailable to us, we may be forced to self-insure against product-related claims. Without insurance coverage, a successful claim against us and any defense costs incurred in defending ourselves may have a material adverse impact on our operations.

If we lose the services of key management personnel, we may not be able to execute our business strategy effectively.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our Chief Executive Officer, Scott Pancoast, our Chief Development Officer, Dario A. Paggiarino, M.D., and our Senior Vice President of Research, Gary Woodnutt, Ph.D. are critical to our overall management as well as the development of our technology, our culture and our direction. None of our executive officers and key employees has long-term employment contracts with us, and we do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could materially harm our business.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire additional qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate, and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. We expect that as more companies in the biotechnology and pharmaceutical industries establish programs to discover drugs that target bioactive lipids, the demand for scientists with experience working with bioactive lipids will increase. As that demand increases, it is likely that certain of our competitors will directly target certain of our employees. Our continued ability to compete effectively depends on our ability to retain and motivate our existing employees.

We may also need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing, and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies and other emerging entrepreneurial companies, as well as universities and research institutions. Competition for such individuals, particularly in the Southern California area, is intense. Even though the current economic conditions have somewhat softened demand for qualified personnel, we expect that over the longer term we will continue to face stiff competition and may not be able to successfully recruit or retain such personnel. Attracting and retaining qualified personnel will be critical to our success.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks associated with our intellectual property:

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights and other intellectual property rights are critically important assets to us. Events outside of our control could jeopardize our ability to protect our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed. In addition, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights is costly and time consuming, and the unauthorized use of our intellectual property could cause these costs to rise significantly and materially affect our operating results.

While our goal is to obtain patent protection for our innovations, they may not be patentable or we may choose not to protect certain innovations that later turn out to be important for our business. Even if we do obtain protection for our innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable, as the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. The patenting process, enforcement of issued patents, and defense against claims of infringement are inherently costly and risky. We may not have the financial resources to defend our patents, thereby reducing our competitive position and our business prospects. Specific risks associated with the patent process include the following:

•                  The United States or foreign patent offices may not grant patents of meaningful scope based on the applications we have already filed and those we intend to file. If our current patents do not adequately protect our drug molecules and the indications for their use, then we will not be able to prevent imitation and any product may not be commercially viable.

•                  Some of the issued patents we now license may be determined to be invalid. If we have to defend the validity of the patents that we have in-licensed, the costs of such defense could be substantial, and there is no guarantee of a successful outcome. In the event any of the patents we have in-licensed is found to be invalid, we may lose competitive position and may not be able to receive royalties for products covered in part or whole by that patent under license agreements.

•                  In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates.

•                  Although we try to avoid infringement, there is the risk that we will use a patented technology owned by another person or entity and/or be sued for infringement. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent offices in foreign countries often publish patent applications for the first time six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. In addition, defending or indemnifying a third party against a claim of infringement can involve lengthy and costly legal actions, and there can be no guarantee of a successful outcome.

Specifically, we have filed patents to protect our compositions of matter and methods to treat several disease states, including cancer, cardiovascular disease, cerebrovascular disease, hyperproliferative diseases, and angiogenesis. We do not know whether our claims will be granted. Even if we do obtain protection for our innovations, the scope of protection gained may be insufficient or a patent issued may be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. The secrecy of this information could be compromised by third parties, or intentionally or accidentally disclosed to others by our employees, which may cause us to lose any competitive advantage we enjoy from maintaining these trade secrets.

We may in the future be subject to intellectual property rights claims, which are costly to defend, which could require us to pay damages, and which could limit our ability to use certain technologies in the future.

Companies in the pharmaceutical, biopharmaceutical and biotechnology industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations by others of intellectual property rights. As our products get closer to commercialization, there is greater possibility that we may become subject to an infringement claim based on use of our technology such that we would be unable to continue using the technology without obtaining a license or settlement from third parties. We may not be able to obtain these licenses on acceptable terms, or at all. If we fail to obtain a required license or are unable to alter the design of our technology to fall outside the scope of a third party patent, we may be unable to market some of our products, which would limit our prospects for profitability.

Any intellectual property claims, whether merited or not, could be time-consuming and expensive to litigate and could cause us to divert critical management and financial resources to the resolution of such claims. We may not be able to afford the costs of litigation. Any legal action against us or our collaborators or us could lead to:

•                  payment of damages, potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•                  injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

•                  we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, an adverse determination also could prevent us from offering our products to the marketplace.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.

Because we operate in the highly technical field of drug discovery and development, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets is difficult, expensive and time consuming and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks primarily associated with our stock:

The price of our Class A common stock may be volatile.

Our Class A common stock is traded on the Nasdaq Capital Market, or NASDAQ. The trading price of our Class A common stock may fluctuate substantially. Among the factors that may cause the market price of our Class A common stock to fluctuate are the risks described in this “Risk Factors” section and other factors, including:

•                  price and volume fluctuations in the overall stock market from time to time;

•                  fluctuations in stock market prices and trading volumes of similar companies;

•                  actions of investors that affect the market price;

•                  actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•                  general economic conditions and trends;

•                  the announcement of collaboration agreements to pursue further clinical development of our drug candidates;

•                  sales of large blocks of our stock;

•                  departures of key personnel;

•                  changes in the regulatory status of our product candidate or clinical trials;

•                  announcements of new products or technologies;

•                  regulatory developments in the United States and other countries.

If shares of our common or preferred stock available for issuance or shares eligible for future sale were introduced into the market, it could hurt our stock price.

We are authorized to issue 100,000,000 shares of common stock. As of March 14, 2014, there were an aggregate of 17,372,594 shares of our common stock issued and outstanding on a fully-diluted basis. That total includes 1,463,400 shares of our common stock that may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units, and 931,099 shares of common stock that may be issued upon the exercise of outstanding warrants.  That total does not include 461,286 shares of common stock that have been reserved for future issuance under our Amended and Restated 2005 Equity Incentive Plan.  The exercise of outstanding options and/or warrants or the future issuance of equity awards may cause substantial dilution to those who hold shares of common stock prior to such exercises or issuances.

We may sell our authorized, but unissued, common stock to satisfy our funding requirements. We are also authorized to issue 15,000,000 shares of preferred stock, without stockholder approval. The preferred stock may have rights that are superior to the rights of the holders of our common stock, at a purchase price then approved by our Board of Directors. The sale or the proposed sale of substantial amounts of our common or preferred stock in the public markets may adversely affect the market price of our common stock and our stock price. Our stockholders may also experience substantial dilution.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We currently intend to invest our future earnings, if any, to fund the development and growth of our business. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, future prospects, contractual arrangements, restrictions imposed by applicable law, any limitations on payments of dividends present in any debt agreements we may enter into and other factors our board of directors may deem relevant. If we do not pay dividends, your ability to achieve a return on your investment in our company will depend on any future appreciation in the market price of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which our holders have purchased their common stock.

As a public company, we may have to implement additional and expensive finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

We currently are a company with limited resources and we intend to continue to spend most of our resources on research, development and other operational expenses. We are currently classified as a Smaller Reporting Company under Exchange Act regulations. Until we are classified as an Accelerated Filer (based upon our market capitalization reaching $75 million as of the applicable measuring date, among other requirements), we are exempt from compliance with Section 404(b) of the Sarbanes-Oxley Act of 2002, relating to the attestation and reporting by our external auditing firm on our internal controls. However, if we were no longer exempt from compliance with certain provisions of the Sarbanes-Oxley Act of 2002, we would incur significant additional costs, which would be material to us and would affect our results of operations. In order to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, we may be required to expand disclosures and accelerate our financial reporting requirements. If we are unable to complete the required Section 404(b) assessment as to the adequacy of our internal control over financial reporting, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of the date of our first Form 10-K for which compliance is required (compliance will not be required with respect to our Form 10-K for the year ended December 31, 2013, but could be required with respect to our Form 10-K for the year ended December 31, 2014 depending on the value of our public float as of June 30, 2014), our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline. In addition, we could be delisted from the NASDAQ Capital Market.

Our Class A common stock may be delisted from the NASDAQ Capital Market, or NASDAQ.

In October 2012, our Class A common stock was approved for listing on the NASDAQ. Prior to listing on the NASDAQ, our Class A common stock traded on the OTC Bulletin Board under the ticker symbol “LPTN”. If the bid price of our Class A common stock falls below $1.00 for an extended period, or we are unable to continue to meet NASDAQ’s listing maintenance standards for any other reason, our Class A common stock could be delisted from the NASDAQ. If our stock is delisted from the NASDAQ, we will make every possible effort to have it quoted for trading on the OTC Bulletin Board. However, if our Class A common stock were to be traded on the OTC Bulletin Board and the trading price were to remain below $5.00 per share, trading in our Class A common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions). These rules may adversely affect the ability of stockholders to sell our Class A common stock and otherwise negatively affect the liquidity, trading market and price of our Class A common stock. A delisting from NASDAQ would also result in negative publicity and would negatively impact our ability to raise capital in the future.

Our governing documents provide indemnification for officers, directors and employees.

Our governing instruments provide that officers, directors, employees and other agents shall only be liable to us for losses, judgments, liabilities and expenses for which they are adjudged guilty of willful misfeasance or malfeasance in the performance of his or her obligations. Thus certain alleged errors or omissions might not be actionable by us. The governing instruments also provide that, under the broadest circumstances allowed under law, we must indemnify our officers, directors, employees and other agents for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with our Company, including liabilities under applicable securities laws.

Anti-takeover provisions in our charter and bylaws could make a third party acquisition of the Company difficult.

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof without any further vote or action by the shareholders. The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. We have no present plans to issue any preferred stock.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Class A common stock or other securities convertible into or exchangeable for our Class A common stock at prices that may not be the same as the price per share in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders, including investors who purchase shares of Class A common stock in this offering. The price per share at which we sell additional shares of our Class A common stock or securities convertible into Class A common stock in future transactions may be higher or lower than the price per share in this offering.

If securities and/or industry analysts fail to continue publishing research about our business, if they change their recommendations adversely or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. In addition, it is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

USE OF PROCEEDS

The net proceeds to us from our sale of the Units offered by us in the registered offering we completed on March 9, 2012 was approximately $8,212,000, after deducting the placement agent fees and estimated offering expenses payable by us. These amounts do not include the proceeds which we may receive in connection with the cash exercise of the warrants. We cannot predict when or if the warrants will be exercised, and it is possible that the warrants may expire and never be exercised.

We have and intend to continue to use the net proceeds of this offering for general corporate purposes. We have and intend to continue to prioritize our future expenditures on the continued development of our current lead product candidates and the pre-clinical development of our Lpathomab product candidate.

The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the availability of additional financing and other factors, including the risks and uncertainties discussed in “Risk Factors.” Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of securities. Pending these uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently anticipate declaring or paying cash dividends on our capital stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the operation and expansion of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

PLAN OF DISTRIBUTION

All of the warrants to purchase the shares of our Class A common stock, which shares are covered by this prospectus, are already outstanding and no additional warrants will be issued. We will deliver shares of our Class A common stock upon exercise of the warrants.  The terms of the warrants are described below under “Description of Securities — Warrants issued to investors in our registered public offering in March 2012 (the “March 2012 Warrants”).”

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Class A common stock, par value $0.001 per share, of which there are 15,180,619 issued and outstanding as of March 19, 2014.  In addition, our authorized capital stock includes Five million (5,000,000) authorized Series A Preferred Shares with a par value of $0.001, Five million (5,000,000) authorized Series B Preferred Shares with a par value of $0.001 and Five million (5,000,000) authorized Series C Preferred Shares with a par value of $0.001. There are currently no shares of Series A, Series B or Series C Preferred Shares issued and outstanding.

Common Stock

Holders of shares of Class A common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Class A common stock do not have cumulative voting rights. Holders of Class A common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the company, the holders of Class A common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of Class A common stock are fully paid and non-assessable.

Holders of Class A common stock have no preemptive rights to purchase our Class A common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the Class A common stock.

Preferred Stock

Series A Preferred Shares have a par value of $0.001 and such other terms as determined by the Board of Directors prior to their issuance. Each Series A Preferred Share shall have voting rights and shall carry a voting weight equal to ten (10) shares of Class A common stock. Each Series A Preferred Share may be converted into ten (10) shares of Class A common stock upon approval by the Board of Directors.

Series B Preferred Shares have a par value of $0.001 per share and such other terms as may be determined prior to their issuance by the Board of Directors. Each Series B Preferred Share shall have voting rights and shall carry a voting weight equal to two (2) shares of Class A common stock. Each Series B Preferred Share may be converted into two (2) shares of Class A common stock upon approval by the Board of Directors.

Series C Preferred Shares have a par value of $0.001 per share and such other terms as may be determined by the Board of Directors prior to their issuance. No Series C Preferred Share shall have voting rights.

There are currently no shares of Series A, Series B or Series C Preferred Shares issued and outstanding.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Board of Directors. We presently intend to retain all earnings, if any, and accordingly the Board of Directors does not anticipate declaring any dividends prior to a business combination.

Change of Control

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of us without further action by the shareholders and may adversely affect the voting and other rights of the holders of Class A common stock. At present, we have no plans to issue any preferred stock nor adopt any series, preferences, or other classification of preferred stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of our stockholders, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. We have no present plans to issue any preferred stock.

Warrants

Set forth below is information concerning the various warrants issued by us to our investors, placement agents, consultants and other persons.

Warrants issued to investors in our registered public offering in March 2012 (the “March 2012 warrants”).

In connection with our March 9, 2012 registered offering, we issued warrants to purchase up to 912,526 shares of our Class A common stock. 882,776 of the warrants have an exercise price of $7.70 per share; and 29,750 warrants have an exercise price of $5.25 per share, which were issued to our placement agents and advisors.

Exercise Price, Vesting and Term.  The warrants are immediately exercisable, without any vesting requirements, until March 9, 2017. The warrants have an initial exercise price of $7.70 per share of Class A common stock.

Cashless Exercise.  The Warrants may be exercised using a cashless exercise procedure in the holders’ sole discretion.

Transferability.  Subject to compliance with applicable Federal and state securities laws, the warrants are transferrable by the holder upon surrender of the warrant to us.

Adjustments.  The number of shares of Class A common stock issuable upon the exercise of the Warrants is subject to adjustment in the event of a stock dividend or a subdivision or combination of our Class A common stock. In such event, the exercise price and the number of shares of our Class A common stock issuable upon the exercise of each Warrant will be adjusted by us so that the number of shares of our Class A common stock that the holder of the Warrant would have received if such holder had exercised his or her Warrant on the record date fixed for such stock dividend, subdivision or combination.

Exchange Listing.  We do not intend to list the warrants on any securities exchange or other trading market.

Fundamental Transactions.  In the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction, that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act or (3) with certain limited exceptions, a fundamental transaction involving a person or entity not traded on The New York Stock Exchange, Inc., The NYSE Amex, LLC, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market or the OTC Bulletin Board, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within 90 days after the consummation of the fundamental transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.

Exercise Limitation.  A holder may not exercise its warrants if, after giving effect to the exercise, the holder and certain related parties would beneficially own more than 4.99% of our common stock. A holder may increase or decrease that limitation up to a maximum of 9.99% of our common stock upon not less than 61 days’ prior notice to us.

Waivers and Amendments.  Subject to certain exceptions, any term of the warrants may be amended or waived with our written consent and the written consent of the holders of at least a majority of the then-outstanding warrants.

Rights as a Stockholder.  Except as otherwise provided in the warrant or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

In addition, we issued to our placement agents, warrants exercisable for an aggregate of 29,750 shares of common stock. The placement agent and advisor warrants are exercisable at any time beginning September 9, 2012 until 5:00 p.m. (New York time) on March 9, 2017 at an exercise price of $5.25 per share.  The placement agent and advisor warrants contain a “cashless exercise” feature, have piggyback registration rights and have other terms substantially similar to the terms of the investor warrants.

Additional Outstanding Warrants

In addition to the March 2012 Warrants, as of March 19, 2014, we have outstanding warrants to purchase 48,323 shares of our Class A common stock at a weighted average exercise price of $5.59 per share.

Equity Incentive Plan

Our Board of Directors and stockholders have authorized the issuance of up to 2,500,000 shares of our Class A common stock pursuant to our Amended and Restated 2005 Equity Incentive Plan (the “Plan”).  As of March 19, 2014, we have:

•                  807,901 shares of Class A common stock issuable upon exercise of outstanding options, at a weighted average exercise price of $4.34 per share;

•                  654,784 shares of Class A common stock issuable upon (i) vesting and (ii) attainment of the delivery date of outstanding restricted stock units; and

•                  462,701 shares of our Class A common stock which remain available for grant and possible subsequent issuance under our Plan.

LEGAL MATTERS

The validity of the shares offered by this prospectus and certain other legal matters has been passed upon by DLA Piper LLP (US), San Diego, California.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act. Accordingly, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

You can read and print press releases, financial statements, our most recent annual and quarterly reports and additional information about us, free of charge, at our web site at http://www.lpath.com.  Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

This prospectus is a part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of our common stock offered hereby upon exercise of the warrants issued in the registered public offering we completed on March 9, 2012, please refer to the registration statement. The registration statement may be inspected at the public reference facilities maintained by the SEC at the addresses set forth above. Statements in this prospectus about any document filed as an exhibit are not necessarily complete and, in each instance, you should refer to the copy of such document filed with the SEC. Each such statement is qualified in its entirety by such reference.

You should rely only on the information contained in this prospectus or to which we have referred you.  We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriters, voting trustee, director, officer, or employee.

The audited financial statements incorporated in this prospectus by reference from the Annual Report on Form 10-K, for the year ended December 31, 2013 have been so incorporated in reliance on the report of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate” into this prospectus information that we have filed with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the documents listed below:

•                  Our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the SEC on March 18, 2014;and

•                  The description of our Common Stock contained in our Registration Statement on Form 8-A/A filed with the SEC on October 31, 2012.

By incorporating by reference our Annual Report on Form 10-K and our Registration Statement on Form 8-A/A, we can disclose important information to you by referring you to these documents, which are considered part of this prospectus. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by contacting our Corporate Secretary at 4025 Sorrento Valley Blvd., San Diego, CA 92121 or by calling (858) 678-0800. Copies of any of these documents may also be obtained free of charge through our website at www.lpath.com.

912,526 Shares

Lpath, Inc.

Class A Common StockIssuable Upon Exercise of Outstanding Warrants

PROSPECTUS

 [•], 2014

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                          Other Expenses of Issuance and Distribution.

Expenses estimated to be incurred by Lpath, Inc. for the issuance and distribution of this prospectus are as follows:

SEC registration fee*	$	*
Printing and reproduction costs	10,000
Legal and accounting fees and expenses	20,000
Total	$30,000

*Previously paid.

Item 14.                          Indemnification of Directors and Officers.

Our Bylaws provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for our best interests.

Our Bylaws further state that we shall provide to any person who is or was our director, officer, employee or agent or is or was serving at our request as a director, officer, employee or agent, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

Our Articles of Incorporation state that any of our directors or officers shall not be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by our stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of any of our directors or officers for acts or omissions prior to such repeal or modification.

Article VII of the Articles of Incorporation states:

“Every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she or a person with whom he or she is a legal representative, is or was a director of the Corporation, or who is serving at the request of the Corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the Corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Without limiting the application of the foregoing, the Board of Directors may adopt By-Laws from time to time without respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchased or maintain insurance on behalf of any person who is or was a director or officer.”

We have entered into indemnification agreements with our directors and officers. Subject to certain limited exceptions, under these agreements, we will be obligated, to the fullest extent not prohibited by applicable law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of Lpath. We also maintain liability insurance for our directors and officers in order to limit our exposure to liability for indemnification of such persons.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.                          Recent Sales of Unregistered Securities.

None.

Item 16.                          Exhibits and Financial Statement Schedules

(a)  Exhibits

See Exhibit Index

(b)  Financial Statement Schedules

None

Item 17.                          Undertakings

The undersigned registrant hereby undertakes:

(1)              To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)                      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)                To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)              That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)              To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)              That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)              That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)                      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)                   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)                The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)               Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Lpath, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on March 24, 2014.

LPATH, INC.

/s/ Scott R. Pancoast
Scott R. Pancoast, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott R. Pancoast
Scott R. Pancoast	President, Chief Executive Officer, and Director (Principal Executive Officer)	March 24, 2014

/s/ Gary J. G. Atkinson
Gary J. G. Atkinson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 24, 2014

*	Chairman of the Board of Directors	March 24, 2014
Daniel H. Petree

*	Director	March 24, 2014
Jeffrey A. Ferrell

*	Director	March 24, 2014
Charles A. Mathews

*	Director	March 24, 2014
Donald R. Swortwood

*	Director	March 24, 2014
Daniel L. Kisner, M.D.

*	/s/ Gary J. G. Atkinson
Gary J. G. Atkinson
Power of Attorney

Exhibit Index:

The following exhibit index shows those exhibits filed with this report and those incorporated herein by reference:

2.1

Agreement and Plan of Reorganization, by and between Neighborhood Connections, Inc., Neighborhood Connections Acquisition Corporation, and Lpath Therapeutics Inc. dated July 15, 2005 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference).

2.2

Acquisition Agreement and Plan of Merger, dated as of March 19, 2004, between Neighborhood Connections, Inc. and JCG, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K filed on March 22, 2004 and incorporated herein by reference).

3.1	Composite Articles of Incorporation (filed as Exhibit 3.1 to Form 8-A filed with the SEC on October 18, 2012 and incorporated herein by reference).

3.2	Certificate of Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on June 21, 2013).

3.3

Amended and Restated Bylaws, as amended on April 3, 2007 (conformed) (filed as Exhibit 3.5 to the Registration Statement on Form SB-2, SEC File No. 144199 (the “June 2007 SB-2”) and incorporated herein by reference).

3.4	Amendment No. 1 to Amended and Restated Bylaws (filed as Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 26, 2012 and incorporated herein by reference).

4.1	Form of Common Stock Purchase Warrant for Investors in the Units. (filed as an exhibit to Form 8-K filed with the SEC on March 6, 2012 and incorporated herein by reference.)

4.2

Form of Common Stock Purchase Warrant for Placement Agents of the Units. (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 6, 2012 and incorporated herein by reference.)

4.3	Form of Warrant for Griffin Securities, Inc. (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 6, 2012 and incorporated herein by reference.)

5.1	Opinion and Consent of DLA Piper LLP (US) (filed as Exhibit 5.1 to Amendment No. 2 to Form S-1 Registration Statement filed with the SEC on February 10, 2012 and incorporated herein by reference).**

10.1

Lease dated May 31, 2011 between Sorrento Science Park, LLC and Lpath, Inc. for 4025 Sorrento Valley Blvd. San Diego, California 92121 (filed as an exhibit to the Current Report on the Current Report on Form 8-K filed with the SEC on June 3, 2011 and incorporated herein by reference).

10.2

Assignment Agreement dated June 9, 2005 between Lpath Therapeutics Inc. and LPL Technologies, Inc. (filed as an exhibit to the Current Report on the Current Report on Form 8-K filed with the SEC on December 6, 2005 and incorporated herein by reference).

10.3

Research Collaboration Agreement dated August 2, 2005 between Lpath Therapeutics Inc. and AERES Biomedical Limited (filed as Exhibit 10.4 to the Current Report on Form 8-K/A filed on January 9, 2006 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.4	Lpath, Inc. Amended and Restated 2005 Equity Incentive Plan (filed as Appendix A to the company’s Schedule 14-A Proxy Statement filed on August 28, 2007 and incorporated herein by reference).+

10.5

Assignment and Assumption Agreement dated December 1, 2005 by and between Lpath, Inc. and Lpath Therapeutics, Inc. (filed as an exhibit to the Annual Report on Form 10-KSB for the year ended December 31, 2005 filed with the SEC on March 16, 2006 and incorporated herein by reference).

10.6

Form of Employment Agreement between Lpath, Inc. and Scott R. Pancoast dated as of January 1, 2006 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 29, 2006 and incorporated herein by reference).+

10.7

Form of Employment Agreement between Lpath, Inc. and Gary Atkinson dated as of February 6, 2006 (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 29, 2006 and incorporated herein by reference).+

10.8

Form of Consultant Agreement between Lpath, Inc. and Roger Sabbadini, Ph.D. dated as of June 1, 2012 (filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on June 5, 2012 and incorporated herein by reference).+

10.9

Development and Manufacturing Services Agreement dated August 16, 2006 between Lpath Inc. and Laureate Pharma, Inc. (filed as Exhibit 10.13 to the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006 filed on November 13, 2006 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.10

Securities Purchase Agreement, dated as of April 6, 2007, by and among Lpath, Inc. and each investor identified therein (filed as Exhibit 10.14 to the June 2007 SB-2 and incorporated herein by reference).

10.11

Registration Rights Agreement, dated as of April 6, 2007, by and among Lpath, Inc. and each investor identified therein (filed as Exhibit 10.15 to the June 2007 SB-2 and incorporated herein by reference).

10.12

License Agreement dated August 8, 2006 between Lonza Biologics PLC and Lpath, Inc. (filed as an exhibit to the Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 filed with the SEC on November 13, 2007 and incorporated herein by reference)(portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.13

Securities Purchase Agreement, dated August 12, 2008, by and among Lpath, Inc. and each of the investors identified therein (filed as Exhibit 10.17 to the registration statement on Form S-1 filed with the SEC on September 11, 2008 and incorporated herein by reference).

10.14

Registration Rights Agreement, dated August 12, 2008, by and among Lpath, Inc. and each of the investors identified therein (filed as Exhibit 10.18 to the registration statement on Form S-1 filed with the SEC on September 11, 2008 and incorporated herein by reference).

10.15

License Agreement, dated as of October 28, 2008, by and between Lpath, Inc. and Merck KgaA (filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 25, 2009 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.16

Securities Purchase Agreement, dated November 16, 2010, by and between Lpath, Inc. and each purchaser identified therein (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on November 18, 2010 and incorporated herein by reference).

10.17

Registration Rights Agreement, dated November 16, 2010, by and between Lpath, Inc. and each purchaser identified therein (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on November 18, 2010 and incorporated herein by reference).

10.18

Option, License and Development Agreement, dated as of December 16, 2010, by and between Lpath, Inc. and Pfizer Inc. (filed as Exhibit 10.19 to the Annual Report on Form 10-K for the year ended December 31, 2010 filed with the SEC on March 23, 2011 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.19	Form of Placement Agent Agreement. (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 6, 2012 and incorporated herein by reference.)

10.20	Form of Subscription Agreement for U.S. investors. (filed as an exhibit to the Current Report on Form 8-K filed with the SEC on March 6, 2012 and incorporated herein by reference.)

10.21

Financial Advisor Agreement, dated as of December 30, 2011 by and between Lpath, Inc. and Griffin Securities, Inc. (filed as an exhibit to the registration statement on Form S-1/A filed with the SEC on February 10, 2012 and incorporated herein by reference.)

10.22	Form of Indemnification Agreement for directors and officers. ((filed as an exhibit to Form 8-K filed with the SEC on October 26, 2012 and incorporated herein by reference.)

10.23

Amendment to Option, License and Development Agreement, dated December 5, 2012, by and between Lpath, Inc. and Pfizer Inc. (filed as Exhibit 10.24 to the Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 15, 2013 and incorporated herein by reference) (portions of this exhibit have been omitted pursuant to a request for confidential treatment).

10.24

At-The-Market Issuance Sales Agreement, dated as of August 15, 2013 by and between MLV & Co. LLC, JMP Securities LLC and Lpath, Inc. (filed as an exhibit to the Registration Statement on Form S-3 filed with the SEC on August 15, 2013 and incorporated herein by reference).

10.25

At-The-Market Issuance Sales Agreement, dated as of March 26, 2014 by and between MLV & Co. LLC and Lpath, Inc. (filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 18, 2014 and incorporated herein by reference).

10.26

Amendment to Employment Agreement, between Lpath, Inc. and Gary Atkinson, entered into as of March 17, 2014 (filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 18, 2014 and incorporated herein by reference). +

10.27

Form of Option Agreement, between the Lpath, Inc. and its officers and directors (filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 18, 2014 and incorporated herein by reference). +

10.28

Employment Agreement, dated as of April 15, 2013 by and between Lpath, Inc. and Dario A. Paggiarino, M.D (filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 18, 2014 and incorporated herein by reference). +

10.29

Employment Agreement, dated as of April 15, 2013 by and between Lpath, Inc. and Gary Woodnutt Ph.D (filed as an exhibit to the Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on March 18, 2014 and incorporated herein by reference). +

23.1	Consent of Moss Adams LLP, independent registered public accounting firm.*

23.2	Consent of DLA Piper LLP (US) (contained in Exhibit 5.1).**

24.1	Power of Attorney **

+                                         Management contract or compensation plan or arrangement

*                                         Filed herewith.

**                                  Previously filed.